GVI SECURITY SOLUTIONS, INC.
2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007
(972) 245-7353

                    June 11, 2008

VIA EDGAR
Securities and Exchange Commission
110 F Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of Amendment to Registration Statement on Form S-1/A of GVI Security Solutions, Inc., filed June 5, 2008 File No. 333-140212

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, GVI Security Solutions, Inc. (the "Company") hereby requests that the above-referenced Amendment to Registration Statement filed with the Commission on June 5, 2008 (the “Registration Statement Amendment”) be withdrawn and further requests that the Securities and Exchange Commission consent to such withdrawal. This will confirm that no offers or sales of securities have been effected pursuant to the Registration Statement Amendment.

The Registration Statement Amendment was intended to be filed as a Post-Effective Amendment to Registration Statement (POS AM). However, the edgar tag associated with the Registration Statement Amendment incorrectly indicates that such filing was a pre-effective amendment (S-1/A). Following the filing of this letter, the Company will re-file the Registration Statement Amendment with the proper edgar tag (POS AM).

Very truly yours

GVI SECURITY SOLUTIONS, INC

By:	/s/ Joseph Restivo
Joseph Restivo, Chief Operating Officer
and Chief Financial Officer